UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934 For the month of November, 2024 Commission File Number 001-37595 SANTANDER UK GROUP HOLDINGS PLC (Translation of registrant's name into English) 2 Triton Square, Regent's Place, London NW1 3AN, England (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F . . . .X. . . . Form 40-F . . . . . . . . THE REGISTRANT HEREBY INCORPORATES ALL PARTS OF THIS REPORT ON FORM 6-K BY REFERENCE INTO REGISTRATION STATEMENT NO. 333-280673 FILED BY THE REGISTRANT WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM F-3ASR UNDER THE SECURITIES ACT OF 1933. This Report on Form 6-K contains references to websites of the registrant and its affiliates. The registrant is not incorporating by reference any information posted on such websites

1 Santander UK Group Holdings plc The information contained in this statement is unaudited and does not comprise statutory accounts within the meaning of section 434 of the Companies Act 2006 (‘the Act’). The statutory accounts for the year ended 31 December 2023 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act. This statement provides a summary of the unaudited business and financial trends for the nine months ended 30 September 2024 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. The unaudited business and financial trends in this statement only pertain to Santander UK on a statutory basis. Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2023. A list of abbreviations is included at the end of this statement. Santander UK Group Holdings plc Quarterly Management Statement for the nine months ended 30 September 2024 Paul Sharratt Head of Investor Relations ir@santander.co.uk Stewart Todd Head of Communications and Responsible Banking mediarelations@santander.co.uk

2 Santander UK Group Holdings plc Santander UK Q3-24 results During the third quarter 2024, profit before tax reduced to £143m from £413m in the second quarter. Increased income from active price management, and a steadily improving economic environment were offset by a provision relating to historical motor finance commission payments. On 25 October the Court of Appeal published its judgment on disclosure of dealer commissions on motor finance transactions. The Court of Appeal decided that motor dealers acting as credit brokers owe certain duties to their customers and set a higher bar for the disclosure of and consent to the existence, nature, and amount of commission paid to dealers than that required by current FCA rules, or regulatory requirements in force at the time of the cases in question. The lenders involved in the cases subject to the Court of Appeal’s judgment have indicated that they intend to seek permission to appeal that judgment to the Supreme Court. In light of the Court of Appeal judgment, we have recognised a provision of £295m in our Q3-24 results. This includes estimates for operational and legal costs and potential awards, based on various scenarios using a range of assumptions. There are currently significant uncertainties as to the nature, extent and timing of any remediation action if required and the ultimate financial impact could be materially higher or lower than the amount provided. The CET1 capital ratio increased in the quarter to 15.4% despite the impact of this provision, which was 19bps. We remain well capitalised with significant buffers over regulatory requirements. 9M-24 financial and business highlights We continued to help and support our customers ▪ New mobile banking app has been well received by customers, with both Android and Apple apps rated above 4.7 stars out of 5. ▪ NPS1 ranked 4th for Retail, 4th for Corporate and remained 1st for Business, reflecting our focus on customer service. ▪ Grew our CCB business with c.450 new clients, providing connections to our global network to support their UK and overseas growth. First nine months profit before tax reduced to £947m (9M-23: £1,731m) ▪ 9M-24 net interest income down 10% YoY, largely due to higher customer deposit costs. ▪ Operating expenses up 3%, following further investment in efficiency and customer experience and two years of high inflation. ▪ Credit impairment charges down 53%, given the improved economic outlook and removal of stubborn inflation scenario. ▪ Stage 3 ratio of 1.55%, up 6bps from Dec-23, due to a smaller mortgage book and single name cases in CCB at the start of the year. ▪ RoTE of 8.7% (2023: 14.4%); strong capital with significant buffers over regulatory requirements. Q3-24 profit before tax reduced to £143m (Q2-24: £413m) ▪ Q3-24 Banking NIM of 2.17% up 8bps QoQ, with net interest income improving following active margin management. ▪ Cost-to-income ratio of 52% improved 3pp, with higher income and lower costs. ▪ Cost of risk of 5bps (Jun-24: 8bps), with arrears remaining low. ▪ Provisions for other liabilities and charges increased with £295m provision relating to historical motor finance commission payments3. ▪ Delivered improvements from our transformation programme, through simplifying our business and automating processes. Customer loans and deposits reduced following further disciplined pricing actions, with LDR of 109% (Dec-23: 108%) ▪ While mortgage loans reduced by £5.5bn since Dec-23, new business margins and gross lending have improved. ▪ Customer deposits reduced by £7.9bn in 9M-24, mainly from savings outflows after recent repricing actions. Strong liquidity and capital, well above minimum requirements ▪ LCR of 157% (Dec-23: 162%) with liquidity pool of £50.9bn (Dec-23: £50.9bn). ▪ CET1 capital ratio increased 20bps to 15.4% (Dec-23: 15.2%), despite the provision for historical motor finance commission payments. ▪ UK leverage ratio of 4.9% (Dec-23: 5.1%). ▪ Stable and diversified wholesale funding programmes. Looking ahead ▪ We intend to continue to prioritise profitability and our core banking franchise through price discipline and planned balance sheet optimisation, resulting in lower mortgage lending and customer deposits in 2024. ▪ Deposit pricing actions taken improved Banking NIM further in Q3-24 and will provide a tailwind over the coming quarters. 1. See page 12 for more on NPS. 2. Not used. 3. See Appendix for more on historical motor finance commission payments.

Income statement and balance sheet

Summarised consolidated income statement

	9M-24 £m	9M-23 £m	Change %	Q3-24 £m	Q2-24 £m	Change %
Net interest income	3,201	3,561	*(10)*	1,096	1,052	*4*
Non-interest income[1]	307	424	*(28)*	111	101	*10*
Total operating income	**3,508**	**3,985**	***(12)***	**1,207**	**1,153**	***5***
Operating expenses[2]	(1,918)	(1,856)	*3*	(624)	(639)	*(2)*
Credit impairment (charges) / write-backs	(95)	(204)	*(53)*	(35)	(41)	*(15)*
Provisions for other liabilities and charges	(548)	(194)	*182*	(405)	(60)	*575*
Profit before tax	**947**	**1,731**	***(45)***	**143**	**413**	***(65)***
Tax on profit	(279)	(462)	*(40)*	(72)	(104)	*(31)*
Profit after tax	**668**	**1,269**	***(47)***	**71**	**309**	***(77)***
Banking NIM	2.11%	2.23%	-12bps	2.17%	2.09%	8bps
CIR	55%	47%	8pp	52%	55%	-3pp

9M-24 profit before tax down 45% vs 9M-23

- Net interest income down 10% YoY, largely due to higher customer deposit costs.
- Non-interest income down 28%, primarily due to the H1-23 revaluation gain of our shares in Euroclear which was not repeated and lower operating lease income in Consumer Finance.
- Operating expenses[2] up 3%, following further investment in efficiency and customer experience and two years of high inflation.
- Credit impairment charges down 53%, given the improved economic outlook with lower unemployment and higher house prices now expected.
- Provisions for other liabilities and charges up £354m, driven by a £295m provision relating to historical motor finance commission payments, as well as higher transformation costs and a provision relating to a legacy tax issue from 2018[4].
- Tax on profit decreased 40%, reflecting the reduction in profit.

Q3-24 profit before tax down 65% vs Q2-24

- Net interest income increased 4% QoQ following further active margin management.
- Non-interest income increased 10% largely due to lower switcher fees paid to customers this quarter.
- Operating expenses[2] down 2% following simplification and automation.
- Credit impairment charges down 15% following changes to our economic scenarios given improved economic outlook.
- Provisions for other liabilities and charges up £345m, driven by a £295m provision relating to historical motor finance commission payments, as well as higher transformation costs and a provision relating to a legacy tax issue from 2018[4].

Customer loans, customer deposits and wholesale funding[5]	**30.09.24 £bn**	**31.12.23 £bn**
Customer loans	200.4	206.7
Customer deposits	185.7	193.6
Wholesale funding	58.6	58.0

1. Comprises 'Net fee and commission income' and 'Other operating income'.
2. Operating expenses before credit impairment (charges) / write-backs, provisions for other liabilities and charges.
3. Not used.
4. See Appendix for information on historical motor finance commission payments and legacy tax issue.
5. See Appendix for detailed balance sheet.

3 Santander UK Group Holdings plc

Customer balance sheet analysis

Customer loans	30.09.24				31.12.23			
	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
	£bn	%	%	%	£bn	%	%	%
Retail & Business Banking	176.3	*89.1*	*9.6*	*1.25*	182.3	*88.3*	*10.5*	*1.27*
- Mortgages	169.7	*89.4*	*9.5*	*1.15*	175.2	*88.5*	*10.4*	*1.16*
- Credit Cards	2.6	*79.8*	*18.2*	*3.39*	2.7	*85.4*	*12.9*	*2.95*
- UPLs	2.2	*90.5*	*8.1*	*1.47*	2.1	*84.4*	*14.3*	*1.32*
- Overdrafts	0.4	*49.8*	*42.5*	*8.82*	0.5	*43.9*	*50.1*	*6.73*
- Business Banking	1.4	*86.4*	*6.6*	*7.07*	1.8	*86.5*	*6.3*	*7.25*
Consumer Finance	4.8	*92.7*	*6.5*	*0.76*	5.2	*93.1*	*6.3*	*0.53*
Corporate & Commercial Banking	18.0	*83.8*	*11.9*	*4.76*	17.9	*77.1*	*19.1*	*4.14*
Corporate Centre	1.3	*99.7*	*0.1*	*0.19*	1.3	*99.8*	*0.1*	*0.10*
Total	**200.4**	***88.8***	***9.7***	***1.55***	**206.7**	***87.5***	***11.1***	***1.49***

Arrears over 90 days past due %	Mortgages	Credit cards	UPL	Overdrafts	Business Banking	Consumer Finance	CCB
30 September 2024	0.83	0.57	0.88	3.07	3.97	0.53	1.21
31 December 2023	0.80	0.51	0.73	2.43	4.15	0.43	1.04

Loans in Stage 2 compared to 2023 affected by SICR changes

- Loans in Stage 2 and 3 remain low compared to historic trends although, as expected we have seen an increase in arrears in 9M-24 as they return to more normalised levels.
- While underlying asset quality remains good, we have seen an impact from changes to our SICR criteria which were updated in Q2-24. This increased Stage 2 loans for mortgages and credit cards, however the impact on mortgages has been offset by the improvement in economic outlook and removal of the Stubborn Inflation scenario reducing Stage 2 accounts in Q3-24.

Prudent approach to risk evident across portfolios

- Mortgages: average stock LTV of 51% (Dec-23: 51%) and average new loan size of £242k (2023: £228k). Arrears from recent internal transfers remains low, with less than 1% of customers entering arrears within 12 months.
- Credit Cards: 57% (2023: 55%) of customers repay full balance each month. UPL: average customer balances £6k (2023: £6k). Overdrafts: relatively small balance of £0.4bn, down from £0.5bn in 2023.
- Business Banking: includes £1.3bn (Dec-23: £1.7bn) of BBLS with 100% Government guarantee.
- Consumer Finance: 93% (Dec-23: 87%) of lending is collateralised on the vehicle.
- CCB: customers largely resilient to macro-economic and inflationary pressures, with an uptick in watchlist and stage 3 exposures.

ECL provision

- ECL provision decreased by £52m to £942m (2023: £994m) with a change in our economic assumptions and weightings, including the removal of our Stubborn Inflation scenario and the reweighting of the remaining scenarios in Q3-24. Following the fall in inflation this year, we also released £37m of judgemental adjustments which were originally made to reflect cost of living pressures on customers.
- Gross write-off utilisation of £154m in 9M-24 largely driven by unsecured retail (9M-23: £149m; 12-month 2023: £232m).

Customer deposits	30.09.24	31.12.23
	£bn	£bn
Retail & Business Banking	151.4	158.3
- Current accounts	62.4	65.0
- Savings accounts	74.2	77.5
- Business banking accounts	9.6	10.6
- Other retail products	5.2	5.2
Corporate & Commercial Banking	23.3	24.1
Corporate Centre	11.0	11.2
Total	**185.7**	**193.6**

4

Santander UK Group Holdings plc

Economic scenarios and ECL

Economic scenarios were updated in Q3-24 to reflect latest market data, including expectations for inflation and base rate

- Our Base Case reflects stronger economic growth this year.
- The Upside scenario incorporates a quicker economic recovery.
- Downside 1 and Downside 2 scenarios capture the impact of continuing weaker investment, the increasing risk from geopolitical events and the ongoing significant mismatch between job vacancies and skills, as well as a smaller labour force.
- In Q3-24 we removed the Stubborn Inflation scenario as inflation has returned to more normalised levels. We intend to use four scenarios going forward.

Economic Scenarios 30 September 2024[1] (%)		**Upside**	**Base Case**	**Downside 1**	**Downside 2**	**Weighted**
GDP	2024	1.2	1.1	0.7	-0.4	0.9
(calendar year annual	2025	2.1	1.4	-0.3	-3.3	0.6
growth rate)	2026	2.4	1.5	0.5	0.0	1.2
	2027	2.4	1.4	0.7	1.4	1.4
	2028	2.5	1.4	0.7	2.6	1.5
	Start to trough[2]	n.a.	n.a.	-0.7	-5.2	0.00
Base rate	2024	4.50	4.75	5.00	4.00	4.70
(At 31 December)	2025	3.00	3.75	4.00	2.00	3.53
	2026	3.00	3.50	3.25	1.50	3.16
	2027	3.00	3.00	3.00	2.50	2.95
	2028	3.00	3.00	3.00	2.75	2.98
	5-year Peak	5.00	5.00	5.00	5.00	5.00
HPI	2024	4.0	1.5	-1.1	-6.8	0.4
(Q4 annual growth rate)	2025	4.8	2.5	-5.3	-17.8	-0.9
	2026	4.6	3.0	-1.9	-9.9	1.1
	2027	4.4	3.0	3.4	6.5	3.6
	2028	4.3	3.0	3.7	8.4	3.8
	Start to trough[2]	n.a.	n.a.	-10.3	-32.7	-2.4
Unemployment	2024	4.4	4.6	4.6	5.2	4.6
(At 31 December)	2025	4.1	4.4	5.3	8.5	5.0
	2026	4.0	4.2	5.4	7.9	4.8
	2027	4.0	4.2	5.4	7.3	4.8
	2028	4.0	4.2	5.5	6.6	4.7
	5-year Peak	4.4	4.6	5.6	8.5	5.0
CRE price growth	2024	1.4	-0.3	-5.8	-4.0	-1.8
(Q4 annual growth rate)	2025	2.9	1.9	-2.7	-13.2	-0.5
	2026	2.4	2.3	2.7	-1.2	2.1
	2027	2.1	2.1	4.0	4.0	2.7
	2028	2.0	1.9	4.3	3.7	2.6
	Start to trough[2]	n.a.	n.a.	-8.3	-19.1	-1.8
Weight 30 September 2024		15%	50%	25%	10%	100%
Weight 30 June 2024[3]		10%	50%	20%	10%	100%
Weight 31 December 2023[3]		10%	50%	10%	10%	100%

ECL 30 September 2024 (100% weight to each scenario)	**Upside** **£m**	**Base Case** **£m**	**Downside 1** **£m**	**Downside 2** **£m**	**Weighted** **£m**
Retail & Business Banking	406	427	533	1,035	495
Consumer Finance	68	68	69	71	69
Corporate & Commercial Banking	328	342	373	433	378
Total	**802**	**837**	**975**	**1,539**	**942**

1. Our Q3-24 forecast used for ECL calculation.
2. GDP, HPI and CRE start is taken from level at Q2-24.
3. Stubborn Inflation scenario no longer included in current scenarios, which had a 10% weight at 30 June 2024 and 20% at 31 December 2023.

5 Santander UK Group Holdings plc

Capital, liquidity and funding

Key metrics	30.09.24		31.12.23	
	£bn	%	£bn	%
Capital				
CET1 capital	10.3	15.4	10.5	15.2
Total qualifying regulatory capital	14.4	21.4	14.8	21.4
T1 capital / UK leverage ratio	12.4	4.9	12.5	5.1
RWA	67.2	-	69.1	-
Liquidity				
LCR eligible liquidity pool / LCR	50.9	157	50.9	162
Funding				
LDR	-	109	-	108
Wholesale funding	58.6	-	58.0	-
- of which residual maturity less than one year	12.7	-	11.9	-

Capital ratios well above regulatory requirements

- The CET1 capital ratio increased to 15.4% following the reduction in RWA exposure from active balance sheet management, this was partially offset by the provision relating to historical motor finance commission payments.
- UK leverage exposure increased slightly to £249.9bn (Dec-23: £247.2bn) as a result of optimisation of liquid assets.
- We remain strongly capitalised with significant headroom to minimum requirements and MDA.

Strong liquidity position

- Strong LCR of 157% (Dec-23: 162%), reduced following TFSME repayments in H1-24. LCR eligible liquid assets surplus of £18.2bn to regulatory requirement. NSFR of 134% (Dec-23: 138%).
- LCR eligible liquidity pool of £50.9bn (Dec-23: £50.9bn), includes £33.0bn cash and central bank reserves (Dec-23: £38.4bn).
- Term duration in the LCR eligible liquidity pool is hedged with swaps to offset mark to market movements from interest rate changes.

Diversified funding across well-established issuance programmes

- LDR of 109% (Dec-23: 108%), following further disciplined pricing actions, with mortgage lending down £5.5bn and customer deposits down £7.9bn.
- Issued c.£8.0bn Sterling equivalent medium-term funding in 9M-24, including Covered Bond, Senior Unsecured and RMBS issuances in the third quarter.
- £13.0bn in TFSME remaining, with £9.1bn to be repaid by Oct-25 and remaining £3.9bn to be repaid between 2027 and 2031.

Structural hedge evolution

- Santander UK plc's structural hedge position increased, with c.£115bn at Sep-24 (Dec-23: c.£106bn), and duration of c.2.4 years (Dec-23: c.2.4 years). We are well positioned for expected bank rate reductions.

6 Santander UK Group Holdings plc

Appendix

a) Calculations

- Banking NIM: Annualised net interest income divided by average customer loans for the period. (9M-24: £202,938m; 9M-23: £213,456m).
- Cost of risk: Sum of credit impairment (charges) or write-backs for the last 12-month period as a percentage of average customer loans for the last 12 months. (9M-24: £204,158m; 9M-23: £215,070m).
- CIR: Total operating expenses before credit impairment (charges) or write-backs, provisions and charges as a percentage of the total of net interest income and non-interest income.
- Non-interest income: Net fee and commission income plus other operating income.
- Stage 3 ratio: Sum of Stage 3 drawn and undrawn assets divided by the sum of total drawn assets and Stage 3 undrawn assets.
- RoTE: Annualised profit after tax attributable to equity holders of the parent, divided by average shareholders' equity less average AT1 securities and average goodwill and other intangible assets.
- Wholesale funding: Deposits by customers reported in corporate centre, debt securities in issue, subordinated debt, AT1 issuance and Central Bank facilities, TFSME and indexed-long term repos used for funding.

Movement in Banking NIM

	%
Q2-24 Banking NIM	**2.09**
Loan margins	-0.01pp
Deposit margins	+0.10pp
Funding, liquidity and other	-0.01pp
Q3-24 Banking NIM	**2.17**

RoTE calculation (£m)

	9M-24	2023
Annualised profit after tax	**892**	**1,596**
Phasing adjustments	84	-
Profit due to equity holders of the parent (A)	**976**	**1,596**
Average shareholders' equity	14,905	14,839
Less average AT1 securities	(2,148)	(2,196)
Average ordinary shareholders' equity	**12,757**	**12,643**
Average goodwill and other intangible assets	(1,536)	(1,549)
Average tangible equity (B)	**11,221**	**11,094**
RoTE (A/B)	**8.7%**	**14.4%**

7 Santander UK Group Holdings plc

b) Additional mortgage information

	30.09.24	31.12.23
Stock average LTV[1]	51%	51%
New business average LTV[1]	65%	66%
London lending new business average LTV[1]	65%	65%
BTL proportion of loan book	9%	9%
Fixed rate proportion of loan book	89%	89%
Variable rate proportion of loan book	8%	8%
SVR proportion of loan book	2%	2%
FoR proportion of loan book	1%	1%
Proportion of customers with a maturing mortgage retained online[2]	77%	77%
Average loan size (stock)[3]	£191k	£188k
Average loan size (new business)	£242k	£228k

- £81.9bn of new business and internal transfers were priced in 2023 and 9M-24, and by the end of the year a further £9bn will reach the end of their incentive period.

c) Interest rate risk

12-month net interest income sensitivity[4] (£m)	30.09.24	31.12.23
+100 bps	68	218
-100 bps	(73)	(220)

- The table above shows how our net interest income would be affected by a 100bps parallel shift (both up and down) applied instantaneously to the yield curve. Sensitivity to parallel shifts represents the amount of risk in a way that we think is both simple and scalable.

d) Movement in CET1 capital ratio

	%
Dec-23 CET1 capital ratio	**15.2**
Profit	+1.0pp
Dividends and AT1 coupons	-1.0pp
Expected loss less provisions and pension	-0.2pp
RWA and other	+0.4pp
Sep-24 CET1 capital ratio	**15.4**

1. Balance weighted LTV.
2. Applied to mortgages three months post maturity and is calculated as a 12-month average of retention rates to Jun-24 and Dec-23 respectively.
3. Average initial advance of existing stock.
4. Based on modelling assumptions of repricing behaviour.

8 Santander UK Group Holdings plc

e) Regulatory capital requirements

Regulatory headroom (£bn)	CET1 capital	UK leverage	Total capital	MREL
Sep-24 position	10.3	12.4	14.4	24.2
Minimum requirement	7.5	10.7	11.1	19.9
Distance to MDA / excess	**2.8**	**1.7**	**3.3**	**4.3**

Regulatory headroom (%)	CET1 capital	UK leverage	Total capital	MREL
Sep-24 position	15.4	4.9	21.4	36.0
Minimum requirement	11.2	4.3	16.5	29.5
Distance to MDA / excess	**4.2**	**0.6**	**4.9**	**6.5**

Minimum requirement breakdown (%)	CET1 capital	UK leverage	Total capital	MREL
- Pillar 1	4.5	-	8.0	-
- Pillar 2A	2.3	-	4.1	-
- Capital conservation buffer	2.5	-	2.5	2.5
- Countercyclical capital buffer	1.9	0.7	1.9	1.9
- Base leverage	-	3.3	-	-
- Leverage (6.75% leverage)	-	-	-	25.1
- Systemic (O-SII requirements for RFB)	-	0.3	-	-
Minimum requirement	**11.2**	**4.3**	**16.5**	**29.5**

- Distance to MDA / excess for CET1 capital, total capital and MREL ratios are measured on HoldCo requirements and excludes a 1.0% RFB systemic buffer.

f) Wholesale funding (£bn)

	Sep-24	Dec-23
TFSME	13.0	17.0
Covered Bonds	17.6	14.8
RMBS and ABS	4.0	2.8
Senior Unsecured issuance from Santander UK plc	1.6	2.1
Senior Unsecured issuance from Santander UK Group Holdings plc	10.6	11.5
Medium term funding	**46.8**	**48.2**

	Sep-24	Dec-23
Subordinated Debt	2.2	2.2
AT1	2.1	2.2
Capital instruments	**4.3**	**4.4**

	Sep-24	Dec-23
Medium term funding	46.8	48.2
Capital instruments	4.3	4.4
Short term funding	7.5	5.4
Wholesale funding	**58.6**	**58.0**

9 Santander UK Group Holdings plc

g) Balance sheet information (£bn)

	Sep-24	Dec-23
Customer loans	200.4	206.7
Loans to JVs, accrued interest, ECL and other	5.2	4.5
Loans and advances to customers	**205.6**	**211.2**
Cash at central banks	33.9	40.5
Reverse repurchase agreements	16.1	12.5
Other financial assets	13.7	11.9
Other assets – non-interest earning	5.6	6.0
Total assets	**274.9**	**282.1**

	Sep-24	Dec-23
Customer deposits	185.7	193.6
Deposits from JVs, accrued interest and other	2.2	1.5
Deposits by customers	**187.9**	**195.1**
Financial liabilities at amortised cost	56.5	58.5
Repurchase agreements	10.3	8.4
Other liabilities – non-interest earning	5.4	5.1
Total liabilities	**260.1**	**267.1**
Shareholders' equity	14.8	15.0
Total liabilities and equity	**274.9**	**282.1**

h) Historical motor finance commission payments

Following the FCA's Motor Market review in 2019 which resulted in a change in rules in January 2021, Santander Consumer (UK) plc (SCUK) has received a number of county court claims and complaints in respect of its historical use of discretionary commission arrangements (DCAs) prior to the 2021 rule changes. In January 2024, the FCA commenced a review of the use of DCAs between lenders and credit brokers (the FCA review) and paused the handling of these complaints originally until September 2024. The FCA announced in July 2024 that it expected to share the outcome of its Review by May 2025 and that the pause in respect of handling of these complaints was extended to 4 December 2025. A claim has also been issued against SCUK, Santander UK plc and others in the Competition Appeal Tribunal (CAT), alleging that SCUK's historical DCAs in respect of used car financing operated in breach of the Competition Act 1998. This is currently paused until the end of July 2025 connected to the outcome of the FCA Review.

The outcome of the FCA's Review may be informed by the judgment of the Court of Appeal handed down on 25 October 2024 in relation to cases against other lenders involving DCAs (noting that the lenders subject to the Court of Appeal's judgment have indicated they intend to seek permission to appeal), and the outcome of a judicial review of a final decision by the Financial Ombudsman Service (FOS) against another lender that was heard in October 2024.

In light of the Court of Appeal judgment, the Santander UK Group has recognised a provision of £295m in its financial results for the quarter ended 30 September 2024. This includes estimates for operational and legal costs (including litigation costs) and potential awards, based on various scenarios using a range of assumptions (such as the outcome of any Supreme Court appeal, the scope and timeframe of any redress scheme, applicable time periods, claims rates and compensatory interest rates). The outcome of the FCA's Review and/or adverse outcomes from litigation could result in material costs. These matters mean that there are currently significant uncertainties as to the extent of any misconduct, if any, as well as the perimeter of commission models, nature, extent and timing of any remediation action if required. As such, the ultimate financial impact could be materially higher or lower than the amount provided and it is not practicable to quantify the extent of any remaining contingent liability.

i) Legacy tax issue

A provision of £14m was taken in Q3-24 by Santander Financial Services plc (SFS) in relation to a dispute with an overseas tax authority concerning the tax treatment of legacy equity related transactions when SFS was trading as Santander Corporate and Investment Banking in 2018. In addition to this provision there was an associated increase in interest and related costs on the tax liability of £16m.

10 Santander UK Group Holdings plc

11 Santander UK Group Holdings plc List of abbreviations AT1 Additional Tier 1 Banco Santander Banco Santander, S.A. Banking NIM Banking Net Interest Margin BBLS Bounce Back Loan Scheme BTL Buy-To-Let CCB Corporate & Commercial Banking CET1 Common Equity Tier 1 CIB Corporate & Investment Banking CIR Cost-to-Income Ratio CRE Commercial Real Estate ECL Expected Credit Losses FoR Follow on Rate FCA Financial Conduct Authority FSCS Financial Services Compensation Scheme GDP Gross Domestic Product HoldCo Holding Company (Santander UK Group Holdings plc) HPI House Price Index IFRS International Financial Reporting Standards JA Judgemental Adjustment LCR Liquidity Coverage Ratio LDR Loan-to-Deposit Ratio LTV Loan-To-Value MDA Maximum Distributable Amount n.a. Not applicable NPS Net Promoter Score NSFR Net Stable Funding Ratio O-SII Other Systemically Important Institutions PD Probability of Default PRA Prudential Regulation Authority QoQ Quarter-on-quarter RFB Ring-fenced Bank RoTE Return on Tangible Equity RMBS Residential Mortgage-Backed Securities RWA Risk-Weighted Assets Santander UK Santander UK Group Holdings plc SFS Santander Financial Services SICR Significant Increase in Credit Risk SONIA Sterling Overnight Index Average SVR Standard Variable Rate TFSME Term Funding Scheme with additional incentives for SMEs UK United Kingdom UPL Unsecured personal loans

12 Santander UK Group Holdings plc Retail NPS: NPS ranked 4th for Retail Our customer experience research was subject to independent third party review. We measured the main banking NPS of 16,954 consumers on a six month basis using a 11-point scale (%Top 2 – %Bottom 7). The reported data is based on the six months ended 30 September 2024, and the competitor set included in the ranking analysis is Barclays, Halifax, HSBC, Lloyds Bank, Nationwide, NatWest Group (NatWest & RBS) and TSB. Sep-24: NPS ranked 4th for Retail, we note a margin of error which impacts those from 2nd to 5th and makes their rank statistically equivalent. Sep-23: NPS ranked 5th for Retail, we note a margin of error which impacts those from 3rd to 5th and makes their rank statistically equivalent. Corporate NPS: NPS ranked 4th for Corporate Corporate NPS is measured by the MarketVue Business Banking from Savanta. This is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 14,500 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates. The data is based upon 2,466 interviews made in twelve months ended 18 September 2024 with businesses turning over from £2.1m - £500m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. NPS recommendation score is based on an 11-point scale (%Top 2 - %Bottom 7). The competitor set included in this analysis is Barclays, HSBC, Lloyds Banking Group and NatWest Group. Sep-24: NPS ranked 4th for Corporate. Sep-23: NPS ranked 2nd for Corporate. Business NPS: NPS ranked 1st for Business Business NPS is measured by the MarketVue Business Banking from Savanta. This is an ongoing telephone based survey designed to monitor usage and attitude of UK businesses towards banks. 14,500 structured telephone interviews are conducted each year among businesses of all sizes from new start-ups to large corporates. The data is based upon 6,105 interviews made in twelve months ended 18 September 2024 with businesses turning over from £0 - £2m per annum and are weighted by region and turnover to be representative of businesses in Great Britain. NPS recommendation score is based on an 11-point scale (%Top 2 - %Bottom 7). The competitor set included in this analysis is Barclays, RBS, HSBC, Lloyds Bank and NatWest. Sep-24: NPS ranked 1st for Business. Sep-23: NPS ranked 1st for Business.

13 Santander UK Group Holdings plc Additional information about Santander UK and Banco Santander Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 30 September 2024, the bank had around 19,200 employees and serves around 14 million active customers, including 7 million digital customers via a nationwide 444 branch network, telephone, mobile and online banking. Santander UK is subject to the full supervision of the FCA and the PRA in the UK. Santander UK plc customers’ eligible deposits are protected by the FSCS in the UK. Banco Santander (SAN SM, STD US, BNC.LN) is a leading commercial bank, founded in 1857 and headquartered in Spain and one of the largest banks in the world by market capitalization. The group’s activities are consolidated into five global businesses: Retail & Commercial Banking, Digital Consumer Bank, Corporate & Investment Banking (CIB), Wealth Management & Insurance and Payments (PagoNxt and Cards). This operating model allows the bank to better leverage its unique combination of global scale and local leadership. Banco Santander aims to be the best open financial services platform providing services to individuals, SMEs, corporates, financial institutions and governments. The bank’s purpose is to help people and businesses prosper in a simple, personal and fair way. Banco Santander is building a more responsible bank and has made a number of commitments to support this objective, including raising €220 billion in green financing between 2019 and 2030. In the first nine months of 2024, Banco Santander had €1.3 trillion in total funds, 171 million customers, 8,100 branches and 208,000 employees. Banco Santander has a listing of its ordinary shares on the London Stock Exchange and Santander UK plc has preference shares listed on the London Stock Exchange. None of the websites referred to in this Quarterly Management Statement, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Quarterly Management Statement. Disclaimer Santander UK Group Holdings plc (Santander UK) and Banco Santander caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections, and Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward-looking statements on page 255 of the Santander UK Group Holdings plc 2023 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC) on 5 March 2024. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter. Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK. Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. SANTANDER UK GROUP HOLDINGS PLC Dated: 20 November 2024 By / s / Angel Santodomingo Angel Santodomingo Chief Financial Officer